--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                             ---------------------

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                                SYNTELLECT INC.
                           (Name of Subject Company)
                             ---------------------

                                SYNTELLECT INC.
                       (Name of Person Filing Statement)
                             ---------------------

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)
                             ---------------------

                                  87161-L-10-5
                     (CUSIP Number of Class of Securities)
                             ---------------------

                               Timothy P. Vatuone
                   Vice President and Chief Financial Officer
                                SYNTELLECT INC.
                                   Suite 100
                        16610 North Black Canyon Highway
                             Phoenix, Arizona 85053
                                 (602) 789-2800

          (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                With Copies to:

                             Robert K. Rogers, Esq.
                             Rogers & Theobald LLP
                                   Suite 850
                            2425 East Camelback Road
                             Phoenix, Arizona 85016
                                 (602) 852-5550

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION

     Syntellect Inc., a Delaware corporation ("Syntellect"), is the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates. Syntellect's principal executive offices are located at Suite 100, 16610 North Black Canyon Highway, Phoenix, Arizona 85053, and the telephone number is (602) 789-2800.

     This Schedule 14D-9 relates to Syntellect's common stock, par value $0.01 per share (the "Shares"). As of November 5, 2002, 11,369,152 Shares were outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     Syntellect is the person filing this Schedule 14D-9. Its name, business address and telephone number are set forth in Item 1 above.

     This Schedule 14D-9 relates to the tender offer by Arizona Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Enghouse Systems Limited, an Ontario corporation ("Enghouse"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated November 13, 2002, to purchase all outstanding Shares at a purchase price of $0.72 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to Syntellect's stockholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 5, 2002 (the "Merger Agreement"), among Enghouse, the Purchaser and Syntellect. Among other things, the Merger Agreement provides that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of Delaware General Corporation Law (the "DGCL"), the Purchaser shall be merged with and into Syntellect (the "Merger") and each then-outstanding Share (other than Shares held by Enghouse or any subsidiary or by any holder properly exercising appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. Following consummation of the Merger, Syntellect will continue as the surviving corporation, and will be a wholly-owned subsidiary of Enghouse.

     As set forth in the Schedule TO, the address of the principal executive offices of Enghouse and the Purchaser is 80 Tiverton Court, Suite 800, Markham, Ontario, Canada L3R 0G4. The telephone number of the principal executive offices of Enghouse and the Purchaser is (905) 946-3200.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     AGREEMENTS AND CONFLICTS OF INTEREST. The information regarding the executive officers and directors of Syntellect contained in the Information Statement which is attached hereto as Schedule I is incorporated herein by reference. Except as described or referred to in this Schedule 14D-9 or incorporated herein by reference, to the knowledge of Syntellect, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Syntellect or its affiliates and (1) Syntellect's executive officers, directors or affiliates, or (2) Enghouse or the Purchaser, or their respective executive officers, directors or affiliates.

     CHANGE OF CONTROL AGREEMENTS. Five officers, Anthony V. Carollo, Jr., Steven W. Dodenhoff, Charles F. Sonneborn III, Peter Trompetter and Timothy P. Vatuone, entered into Change of Control Agreements with Syntellect. Mr. Carollo is a director of Syntellect. These provide that after a change in control of Syntellect (including the Offer and the Merger) and a Constructive Termination (as defined therein) of the officer, these officers will receive the benefits described under the caption "Change of Control Agreements" in the Information Statement attached as Schedule I hereto and incorporated herein by reference.

     The summary of the terms of the Change of Control Agreements is qualified in its entirety by reference to the complete text of the Change of Control Agreements, which have been filed as Exhibits (e)(4) through (e)(8) hereto, and are incorporated herein by reference.

     STOCK OPTIONS. The Merger Agreement provides that all outstanding options to purchase Shares under Syntellect's stock option plans will be canceled in exchange for a cash payment (less applicable withholding tax) equal to the amount, if any, by which the Offer Price exceeds the per share exercise price of such option to purchase Shares, multiplied by the number of Shares then subject to such option. As of November 5, 2002, executive officers and directors held options to purchase a total of 824,720 Shares, of which options to purchase 45,000 Shares had exercise prices less than the Offer Price.

     INDEMNIFICATION AGREEMENTS. Syntellect has entered into agreements to provide indemnification for its directors and certain executive officers in addition to the indemnification provided for in Syntellect's Certificate of Incorporation and By-laws. The summary of the terms of the indemnification agreements set forth in Schedule I hereto is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Form of Indemnification Agreement, dated as of August 29, 2002, which has been filed as Exhibit (e)(9) hereto.

     THE MERGER AGREEMENT; TENDER AND VOTING AGREEMENT AND STOCK OPTION AGREEMENT. Syntellect incorporates by reference the summaries of the Merger Agreement, Tender and Voting Agreement and Stock Option Agreement and the description of the conditions of the Offer contained in Sections 11 and 15, respectively, of the Offer to Purchase. Such summaries and description are qualified in their entirety by reference to the full text of the Merger Agreement, Tender and Voting Agreement and Stock Option Agreement, which are filed as Exhibits (e)(1), (e)(2) and (e)(3) hereto, respectively.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     RECOMMENDATION OF THE BOARD OF DIRECTORS OF SYNTELLECT. The Board of Directors of Syntellect (the "Board") has by unanimous vote: (i) approved the Merger Agreement, (ii) approved the Offer, the Merger and certain other actions described in the Merger Agreement, (iii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Syntellect and its stockholders, (iv) recommended that Syntellect's stockholders accept the Offer, tender their Shares pursuant to the Offer and approve the Merger Agreement (if required), and (v) approved the acquisition of Shares by Enghouse and the Purchaser pursuant to the Offer, the Tender and Voting Agreement, the Stock Option Agreement and the other transactions contemplated by the Merger Agreement, the Tender and Voting Agreement and the Stock Option Agreement.

     THE BOARD HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A press release announcing the execution of the Merger Agreement and a letter to Syntellect's stockholders communicating the Board's recommendation are filed as Exhibits (a)(3) and (a)(4) hereto and are incorporated herein by reference.

     BACKGROUND. Beginning in the first quarter of 2001, Syntellect experienced a substantial decline in license revenues, which management attributed to the general economic slowdown. Syntellect reacted by taking actions to reduce administrative expenses and improve the efficiency of service delivery. These steps resulted in improvements to Syntellect's financial results during the later portions of the 2001 fiscal year.

     Syntellect experienced another sharp decline in revenues during the second quarter of 2002. This decline, combined with an uncertain economic environment, an opinion issued by Syntellect's independent auditor which stated that certain facts "raise substantial doubts about Syntellect's ability to continue as a going concern," and notification from NASDAQ that Syntellect no longer complied with certain requirements for continued listing, led the Board to determine that Syntellect should begin looking for strategic partners, business combinations, or investors, or opportunities for the sale of all or part of Syntellect's assets or business.

     At its meeting on May 20, 2002, the Board encouraged management to seek informally a strategic partner, strategic investment or other opportunities for Syntellect. Syntellect had received several inquiries by this time from possible opportunities, and the Board discussed the possibility of engaging a financial advisor.

     Between May 20, 2002 and the end of June, management pursued inquiries it had received and developed other opportunities. These inquiries failed to lead to any expressions of serious interest in negotiations.

     At a meeting on July 15, 2002, the Board considered Syntellect's second quarter performance, which was substantially lower than its performance for the same period in the prior fiscal year, and evaluated the contacts management had made to locate possible strategic opportunities for Syntellect. The Board instructed management to engage an investment banker to assist Syntellect in finding a strategic partner or investor.

     Following discussions with a number of investment banks, and with the approval of the Board, on August 6, 2002, Syntellect engaged Alliant Partners, a Silicon Valley Bancshares Company ("Alliant"), to be Syntellect's financial advisor. Alliant then began contacting prospective strategic partners for Syntellect. Over the course of its efforts, Alliant presented Syntellect to a total of 43 prospects and meetings were held with ten, including Enghouse.

     Management, together with Alliant, held its first meeting with Stephen J. Sadler, Chairman and CEO of Enghouse, on August 20, 2002, at which time the Company provided general industry and company information. Enghouse indicated its interest in pursuing further discussions regarding Syntellect in a letter to Alliant dated August 29, 2002.

     Following the initial meeting, throughout September and October, the parties held a number of discussions regarding a possible strategic transaction and conducted due diligence with respect to one another. During the course of these ongoing discussions, Alliant continued to present Syntellect to prospects and to revisit prospects that had been previously contacted in an effort to encourage them to submit other indications of interest in Syntellect. Neither Syntellect nor Alliant received any additional, firm indications of interest.

     On September 20, 2002 a special meeting of the Board was convened for the purpose of receiving a report from Alliant regarding its work in finding and evaluating strategic alternatives for Syntellect. Management and representatives of Alliant summarized efforts to find a strategic partner and the discussions with Enghouse, including the terms of a possible Enghouse proposal to Syntellect. Alliant also summarized its preliminary financial analysis of Syntellect for the Board's review. The Board directed management to continue discussions with Enghouse.

     On October 8, 2002, the Board held a special meeting. Management and Alliant reported on the status of efforts to identify and evaluate strategic alternatives for Syntellect and on the status of discussions with Enghouse, including their expectation of a formal offer from Enghouse with a proposed structure and schedule for due diligence, definitive agreements and closing. The Board concluded that Syntellect should publicly announce its engagement of Alliant and its exploration of strategic alternatives to support Syntellect's current business strategy and that Syntellect was exploring alternative operational and financial strategies to increase opportunities for Syntellect. Syntellect issued such a press release on October 9, 2002. The Board directed management to move forward with Enghouse.

     In mid-October, Enghouse delivered a summary of proposed transaction terms to Syntellect for its evaluation, and on October 22, 2002 the Board convened another special meeting to discuss the possible transaction with Enghouse and other alternatives that might be available. The Board directed management to continue negotiations and due diligence with Enghouse, with a view to being in a position to consider approval of a definitive agreement with Enghouse at a board meeting in early November.

     In late October, Enghouse provided Syntellect with drafts of a merger agreement, a tender and voting agreement, and a stock option agreement. The parties began to negotiate the terms of those agreements.

     On November 5, 2002, the Board met to consider the proposed transaction. Management and representatives from Alliant reviewed Syntellect's business and prospects and the efforts to identity strategic alternatives for Syntellect, including negotiations with Enghouse. Management reported that since negotiating the terms of the proposed transaction, it had again reviewed Syntellect's prospects with Alliant and had confirmed that they were unable to identify any prospects superior to the proposed transaction with Enghouse.

     A representative of Alliant discussed Alliant's financial analysis of Syntellect and the proposed transaction. The representative of Alliant officially stated that it was Alliant's opinion, as of November 5, that the Offer Price was fair to Syntellect stockholders from a financial point of view. Alliant subsequently delivered its written opinion to that effect. At the meeting, Syntellect's legal counsel reviewed the Board's fiduciary duties under the circumstances and the terms of the proposed Merger Agreement, Tender and Voting Agreement and Stock Option Agreement, and the transactions contemplated thereby.

     The Board discussed the alternatives available to Syntellect, the structure and terms of the proposed transaction, the risk of not consummating the transaction with Enghouse and the potential impact on the value of Syntellect. The Board also discussed the likelihood of receiving additional proposals following the execution of an agreement with Enghouse, and the Board's ability to consider such proposals in light of the terms of the proposed agreements.

     Thereafter, the Board by unanimous vote (i) approved the Merger Agreement,
(ii) approved the Offer and the Merger and certain other actions described in the Merger Agreement, (iii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are fair to, and in the best interests of, Syntellect and its stockholders, (iv) recommended that Syntellect's stockholders accept the Offer, tender their shares pursuant to the Offer and approve the Merger Agreement (if required), and (v) approved the acquisition of Shares by Enghouse and the Purchaser pursuant to the Offer, the Tender and Voting Agreement, the Stock Option Agreement and the other transactions contemplated by the Merger Agreement, the Tender and Voting Agreement and the Stock Option Agreement.

     Following the meeting, the Merger Agreement between Enghouse, the Purchaser and Syntellect, the Tender and Voting Agreement between Enghouse, Syntellect and certain stockholders of Syntellect, and the Stock Option Agreement between Enghouse and Syntellect were executed and delivered. Shortly thereafter, Enghouse and Syntellect issued a joint press release and filed it in accordance with applicable securities law.

     FACTORS CONSIDERED IN THE RECOMMENDATION OF THE BOARD OF DIRECTORS. In making its recommendation described above, the Board considered a number of factors, including the following material factors, in addition to the factors mentioned in "Background" above in this Item 4:

     (1) Syntellect's current and historical financial condition and results of operations, its prospects and strategic objectives as well as the risks involved in achieving those prospects and objectives, the current and expected conditions in the industries in which Syntellect's businesses operate and the current regional, national and international economic climate (including the recent decline of stock prices on the global markets);

     (2) The potential strategic alternatives available to Syntellect and the benefits and risks associated with each alternative, including the prospects for Syntellect on a stand-alone basis and the risks associated therewith. The Board also considered its belief that, based on a review of such strategic alternatives and the process described in "Background," it was unlikely any party would propose an alternative transaction that would be more favorable to Syntellect and its stockholders than the transactions contemplated by the Merger Agreement, but that delay in approving a transaction could cause harm to Syntellect and its stockholders;

     (3) The financial and other terms of the Offer, the Merger Agreement and the related transaction agreements, including (a) the price to be paid in the Offer and the Merger, (b) that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Syntellect's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares, (c) that the obligations of Enghouse to consummate the transaction are not conditioned upon the results of a due diligence review or upon Enghouse or the Purchaser obtaining financing, (d) the limited ability of Enghouse or the Purchaser to terminate the Offer or the Merger Agreement, and (e) Syntellect's ability, under specified circumstances, to provide information to and negotiate with third parties and to terminate the Merger Agreement (subject to the payment of specified amounts and the terms of the Stock Option Agreement);

     (4) That the $0.72 Offer Price was for cash and represented a significant premium over the average closing price of Syntellect's stock over the following periods prior to November 5, 2002: 20 days ($0.21 average), three months ($0.29 average), and six months ($0.50 average);

     (5) The presentations by Alliant and the opinion of Alliant as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price. The full text of Alliant's written opinion, dated November 5, 2002, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Schedule II and is incorporated herein by reference. The opinion is addressed to the Board, relates only to the fairness, from a financial point of view, of the Offer Price, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Offer or as to any other matters relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety; and

     (6) That certain significant stockholders of Syntellect were willing to enter into the Tender and Voting Agreement obligating them to tender all of their Shares in the Offer and that all executive officers had indicated that they intended to tender all of their Shares in the Offer.

     The foregoing includes the material factors considered by the Board. In view of the many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that the holders of Shares tender their Shares in the Offer.

     INTENT TO TENDER. To the best knowledge of Syntellect, all the executive officers, directors, affiliates and subsidiaries of Syntellect who own Shares presently intend to tender in response to the Offer all the Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options and Shares, if any, that if tendered (instead of being converted into cash in the Merger) would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Syntellect has retained Alliant to act as its exclusive financial advisor in connection with the Offer and the Merger. Under the terms of the engagement letter dated July 23, 2002, Syntellect agreed to pay Alliant $40,000 for financial advisory services, plus a success fee of $500,000. In addition, Syntellect agreed to pay Alliant a fee of $100,000 for rendering any written opinion regarding the fairness of any transaction from a financial point of view. Syntellect also has agreed to pay Alliant's reasonable out-of-pocket expenses, and to indemnify Alliant against liabilities incurred, including liabilities under the federal securities laws, in connection with its engagement by the Board. Neither Syntellect nor any person acting on its behalf currently intends to employ, retain or compensate any other person or make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in Shares have been effected during the past 60 days by Syntellect or any subsidiary of Syntellect or, to the best of Syntellect's knowledge, by any executive officer, director or affiliate of Syntellect.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Schedule 14D-9, Syntellect is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of Syntellect's securities by Syntellect, any subsidiary of Syntellect or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Syntellect or any subsidiary of Syntellect; (3) a purchase, sale or transfer of a material amount of assets of Syntellect or any subsidiary of Syntellect; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Syntellect.

     Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

     The Board has approved the Merger Agreement, the Tender and Voting Agreement, the Stock Option Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the Delaware General Corporation Law and provisions of Syntellect's Certificate of Incorporation which might have restricted such agreements and transactions. Accordingly, Section 203 and such provisions are inapplicable to such agreements and transactions.

     Under Delaware law, if the Purchaser becomes the owner of 90% of the outstanding Shares (pursuant to the Offer, an option granted in the Merger Agreement or otherwise), the Purchaser will be able to effect the Merger without approval of other holders of Shares. If the Purchaser does not become the owner of 90% of the outstanding Shares, a meeting of stockholders will be required to approve the Merger. Assuming the Minimum Condition (as defined in the Merger Agreement) is satisfied, the Purchaser will be able to approve the Merger without prior notice to or the vote of any other stockholder.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     Syntellect, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Syntellect does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Syntellect will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Syntellect might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, as a result thereof, the Offer or the Merger may be delayed.

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Enghouse or their affiliates, and any actions or events relating to any of them, was provided to Syntellect by Purchaser or Enghouse, and Syntellect takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 9.  EXHIBITS

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
  (a)(1)       Offer to Purchase, dated November 13, 2002, incorporated by reference to the Schedule TO filed by Enghouse Systems
               Limited on November 13, 2002 (the "Schedule TO").
  (a)(2)       Letter of Transmittal, incorporated by reference to the
               Schedule TO.
  (a)(3)       Press release of Enghouse and Syntellect issued on November
               6, 2002 incorporated by reference to Schedule 14D-9C filed by Syntellect with the Securities and Exchange Commission on
               November 6, 2002.
  (a)(4)       Letter to Stockholders of Syntellect dated November 13,
               2002*
  (e)(1)       Agreement and Plan of Merger, dated as of November 5, 2002, incorporated by reference to the Schedule TO.
  (e)(2)       Tender and Voting Agreement, dated as of November 5, 2002, incorporated by reference to the Schedule TO.
  (e)(3)       Stock Option Agreement, dated as of November 5, 2002,
               incorporated by reference to the Schedule TO.
  (e)(4)       Change of Control Agreement, dated as of August 16, 2002,
               with Anthony V. Carollo, Jr.
  (e)(5)       Change of Control Agreement, dated as of August 16, 2002,
               with Timothy P. Vatuone.
  (e)(6)       Change of Control Agreement, dated as of August 16, 2002,
               with Peter Trompetter.
  (e)(7)       Change of Control Agreement, dated as of August 16, 2002,
               with Charles F. Sonneborn III.
  (e)(8)       Change of Control Agreement, dated as of August 16, 2002,
               with Steven W. Dodenhoff.
  (e)(9)       Form of Indemnification Agreement, dated as of August 29,
               2002.
  (e)(10)      Opinion of Alliant Partners, dated November 5, 2002,
               included as Schedule II to this Schedule 14D-9 and
               incorporated herein by reference*.

---------------

*   Included in copies mailed to stockholders of Syntellect.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SYNTELLECT INC.

                                            TIMOTHY VATUONE SIGNATURE
                                            Name: Timothy P. Vatuone
                                            Title: Chief Financial Officer

Dated: November 13, 2002

                                                                      SCHEDULE I

                                SYNTELLECT INC.
                                   SUITE 100
                        16610 NORTH BLACK CANYON HIGHWAY
                             PHOENIX, ARIZONA 85053
                                  602-789-2800

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about November 13, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Syntellect Inc. ("Syntellect"). You are receiving this Information Statement in connection with the possible election of persons designated by Enghouse Systems Limited ("Enghouse") to a majority of seats on the Board of Directors of Syntellect (the "Board").

     Syntellect has entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 5, 2002, with Enghouse and Arizona Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Enghouse (the "Purchaser"), pursuant to which the Purchaser has commenced a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock", or the "Shares"), of Syntellect at a price of US$0.72 per Share, net to the Seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated November 13, 2002 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of Syntellect and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by the Purchaser with the Securities and Exchange Commission (the "Commission") on November 13, 2002.

     The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into Syntellect (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Enghouse, any subsidiary of Enghouse or by any stockholder who properly exercises appraisal rights under Delaware law) will be converted into the right to receive $0.72 per Share, or such higher price as may be paid in the Offer. If the Offer and the Merger are consummated, Syntellect will become a wholly-owned subsidiary of Enghouse.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein related to Enghouse, the Purchaser or Enghouse Designees (as defined below) has been provided by Enghouse. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     The Purchaser commenced the Offer on November 13, 2002. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on December 11, 2002, unless the Purchaser extends it.

ENGHOUSE DESIGNEES

     The Merger Agreement provides that promptly upon the acceptance for purchase of any Shares pursuant to the Offer, Enghouse will be entitled to designate such number of directors (the "Enghouse Designees"), rounded up to the next whole number, on the Board that equals the product of (1) the total number of directors on the Board (giving effect to the directors designated by Enghouse pursuant to the Merger Agreement) and (2) a fraction whose numerator is the aggregate number of Shares then beneficially owned by Enghouse (including Shares accepted for payment pursuant to the Offer), and whose denominator is the total number of Shares then outstanding. Syntellect has agreed to take all action necessary, including seeking and accepting resignations from directors and causing any required increase of the number of directors comprising the Board as is necessary to enable the Enghouse Designees to be so elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, to cause the Enghouse Designees to be so elected.

     The directors of the Purchaser at the Effective Time shall be the directors of Syntellect following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

     Enghouse has informed Syntellect that it will choose Enghouse Designees to the Board from the directors and executive officers of Enghouse listed in
Schedule I to the Offer to Purchase, a copy of which is being mailed to Syntellect's stockholders together with the Schedule 14D-9. The information on such Schedule I is incorporated herein by reference. The name, address, principal occupation or employment and five-year employment history for each such person is set forth in such Schedule I.

     It is expected that Enghouse Designees may assume office following the acceptance for payment by the Purchaser of the specified minimum number of Shares pursuant to the Offer.

INFORMATION CONCERNING SHARES

     As of November 5, 2002, Syntellect had 11,369,152 Shares issued and outstanding with the Shares being Syntellect's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each Share being entitled to one vote.

INFORMATION CONCERNING DIRECTORS AND OFFICERS OF SYNTELLECT

     Our Board of Directors (the "Board") is made up of six directors, divided into three classes of two directors each. The Stockholders elect the directors in each class for terms of three years. The terms of each class are staggered so that the Stockholders elect only one class of directors annually. Information regarding the directors is set forth below:

Anthony V. Carollo, Jr. (61) became our Chairman and Chief Executive Officer ("CEO") on November 4, 1999 after serving as Chairman and interim CEO since May 14, 1999. He was elected Chairman, CEO and President on June 1, 2000. He has been a director since August 1998. Until February 15, 2000, Mr. Carollo was also a member of the Audit Committee. Mr. Carollo served as President of Xantel Corporation from April 1998 to November 1999. Previously, Mr. Carollo was President and Chief Operating Officer of Fujitsu Business Communication Systems and a former Vice President and General Manager of ROLM Corporation. Mr. Carollo currently serves as a director of Marshall & Ilsley Trust Company of Arizona and Spectralink Corporation. Mr. Carollo holds a BS degree from the University of Santa Clara and a MBA degree from UCLA. The business address for Mr. Carollo and the Company is 16610 N. Black Canyon Highway, Suite 100, Phoenix, AZ 85053. Term expires 2003.

Michael R. Bruce (54) has served as a director since December 1997. Since 1999, Mr. Bruce has been the Managing Member of CAT Partners, LLC, general partner of Catalyst Associates, L.P., an investment partnership specializing in small and micro-capitalization companies, a capacity in which he serves today. Prior to founding Catalyst Associates, Mr. Bruce was the chief investment officer of American Asset Management in New York. Before joining American Asset Management in 1993, Mr. Bruce founded Johnston Bruce Asset Management in 1989, where he was a managing director. He was also a general partner of Adler & Shaykin, an investment banking firm, from 1983 to 1989. Mr. Bruce holds a Bachelor's degree from Hamilton College. In addition, he earned a CFA designation in 1976 and is a member of the New York Society of Security Analysts and the Financial Analysts Federation. The business address for Mr. Bruce and

CAT Partners, LLC is 411 West Putnam Ave., Suite 420, Greenwich, CT 06830. Term expires 2004. Member of Audit Committee.

Roy A. Herberger, Jr. (59) has served as a director since September 2001. Dr. Herberger holds the position of President of the Thunderbird American Graduate School of International Management and has since 1989. Dr. Herberger is the author of numerous articles on the subject of marketing and business management, which have been published in periodicals such as Harvard Business Journal, Japan Economic Journal, Economic World, Business Guide USA. In addition to his position of President of Thunderbird, Dr. Herberger serves on the Board of Directors of Pinnacle West Capital Corporation, Metris Corporation, International Crossings, AON Risk Services, and Intercard Wireless, Ltd. Furthermore, he has participated on the State of Arizona's Governor's Task Forces for Work Force Development and e-learning and the New Economy. Dr. Herberger holds a doctorate in business from the University of Colorado. The business address for Dr. Herberger and Thunderbird is 15249 N. 59th Ave., Glendale, AZ 85306. Term expires 2004. Member of Audit Committee.

Michael D. Kaufman (61) has served as a director since November 1998. Mr. Kaufman has served as the managing general partner of MK Global Ventures since 1987. Prior to that, Mr. Kaufman was a general partner of Oak Investment Partners where he was involved in the formation of numerous technology companies. He is currently a director of and serves on the Compensation Committee of Davox Corporation. He also serves on the Board of Directors for Asante Technologies, Inc., Disc Inc., Human Pheromone Sciences, Inc., and HyperMedia Communications, Inc. Mr. Kaufman holds a BS degree in mechanical engineering and an MS degree in industrial management and finance from the Polytechnic University in New York. The business address for Mr. Kaufman and MK Global Ventures is 2471 E. Bayshore Bl., Suite 520, Palo Alto, CA 94303. Term expires 2003. Member of Compensation Committee.

Kent C. Mueller (61) has served as a director since September 2001. Mr. Mueller is the President and CEO of Kent Mueller Ventures, a high technology oriented investment fund. Currently, Mr. Mueller serves on the Board of Directors for Sailnet.com and on the Board of Trustees for Westminster College. He previously founded and served as President and CEO of Mastersoft, Inc., a computer software developer acquired by Adobe Systems, Inc. in 1995. Mr. Mueller was Chairman of the Board of Microtest, Inc., a leading provider of network test and connectivity products, for the three-year period just prior to an acquisition by Danaher Corporation in August 2001. Mr. Mueller has held senior executive positions with Capex/Computer Associates, Intel Corporation, Ampex Corporation, and IBM Corporation. Furthermore, he co-founded the Arizona Software Association. Mr. Mueller holds a BA in mathematics from Westminster College in Fulton, Missouri. The business address for Mr. Mueller and Kent Mueller Ventures is 6400 N. 61st Place, Paradise Valley, AZ 85253. Term expires 2005. Member of Compensation Committee.

Camille Jayne (49). In February 1998, Ms. Jayne joined Universal Electronics Inc. ("Universal") as its President and Chief Operating Officer. Universal develops software and builds and markets pre-programmed wireless control devices and chips principally for home entertainment equipment and the subscription broadcasting market. In August 1998, Ms. Jayne was promoted to Chief Executive Officer and in December 1998, to Chairman. In August 2001, Ms. Jayne resigned the offices of Chief Executive Officer and Chairman to pursue her consulting career but still holds a seat on Universal's board of directors. Prior to her career at Universal, from July 1997 to March 1998, Ms. Jayne was President and CEO of The Jayne Group (a consulting firm specializing in the development, introduction and operation of digital cable TV products and services) and a Senior Partner at BHC Consulting (a business management and market research firm). From November 1995 to July 1997, Ms. Jayne served as Senior Vice President in charge of the digital television business unit at Tele-Communications, Inc. Ms. Jayne is a graduate of Stanford University and holds an MBA in marketing from the University of Michigan. The business address of Ms. Jayne is 5 New Dawn, Irvine, CA 92620. Ms. Jayne is a citizen of the United States. Term expires 2005.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by (a) each of our directors, (b) our Chief Executive Officer and each of our four other most highly compensated officers (collectively, the "Named Executive Officers"), (c) each person known by us to beneficially own more than 5% of our Common Stock; and (d) all of our directors and Named Executive Officers collectively as a group.

                                                                   SHARES
                                                                BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER                              OWNED(1)      PERCENT OWNED
------------------------------------                            ------------    -------------
Enghouse Systems Limited(2)                                      15,585,818         62.3%
Nixon Group(3)                                                    1,107,920          8.6%
Dimensional Fund Advisors Inc.(4)                                   887,500          6.8%
T. Rowe Price Group(5)                                              700,000          5.5%
Ralph A. Cusick, Jr.(6)                                             650,000          5.1%
Noro-Moseley Partners II., L. P.(7)                                 634,500          4.9%
Wynnefield Group(8)                                                 600,800          4.7%
Anthony V. Carollo, Jr.(9)                                          371,701          2.9%
Michael D. Kaufman(10)                                              221,114          1.7%
Carol E. Reid(11)                                                   158,886          1.2%
Timothy P. Vatuone(12)                                               56,112            *
Kent C. Mueller                                                      52,000            *
Michael R. Bruce(13)                                                 49,280            *
James J. Scharpf(14)                                                 21,400            *
Peter Trompetter(15)                                                 18,913            *
Roy A. Herberger, Jr.                                                 2,000            *
Camille Jayne                                                             0            *
All directors and Named Executive Officers as a group (10
  persons)(16)                                                      951,406          7.8%

---------------

*    Represents less than 1% of the outstanding Common Stock.

(1) As used in this Statement, the date of March 21, 2002 has been determined to be the most recent practicable date for which information as to beneficial ownership was available (the "Information Date") except as follows: the information regarding the entities listed in footnote (3) (the "Nixon Group") is derived from a Schedule 13D filed by the Nixon Group with the Securities and Exchange Commission ("SEC") on April 5, 2002 and pursuant to the Tender and Voting Agreement as of November 5, 2002; the information regarding Dimensional Fund Advisors Inc. is derived from a
     Schedule 13G filed by Dimensional Fund Advisors Inc. with the SEC on February 12, 2002; the information regarding the entities listed in footnote (5) (the "T. Rowe Price Group") is derived from a Schedule 13G filed by the T. Rowe Price Group with the SEC on February 14, 2002; the information regarding Ralph A. Cusick, Jr. is derived from a Schedule 13D filed by Ralph A. Cusick, Jr. with the SEC on March 11, 2002; the information regarding the Wynnefield Group was determined pursuant to the Tender and Voting Agreement as of November 5, 2002; and the information regarding Enghouse and Camille Jayne was determined as of November 5, 2002. The percent owned calculations for all entities are based on the number of Shares outstanding on November 5, 2002, less treasury stock held, plus shares subject to unexercised options which were capable of being exercised within 60 days following the date of this Statement.

(2) Enghouse presently owns 246,250 Shares and has sole voting and dispositive power over such shares. Enghouse may be deemed to share voting and dispositive power with respect to 1,708,720 Shares as a result of the execution of the Tender and Voting Agreement, dated as of November 5, 2002, among Enghouse, Syntellect and certain shareholders of Syntellect. Enghouse may be deemed to beneficially own 2,262,461 Shares as a result of the execution of the Stock Option Agreement and would have sole voting and dispositive power over such Shares if it exercises the Option and such Shares are issued. Enghouse may be deemed to beneficially own 13,630,848 Shares (the maximum number of Shares issuable under the option granted in Section 1.4 of the Merger Agreement (the "Purchaser Option"), assuming that no additional Shares are issued pursuant to the exercise of employee stock options or otherwise) as a result of the Purchaser Option and would have sole voting and dispositive power over such Shares if it exercised such option with respect to the maximum amount issuable thereunder and such shares were issued, however, the shares issuable on exercise of the Option under the Stock Option Agreement are mutually exclusive with the Shares issuable on exercise of the Purchaser Option. The Purchaser may be deemed to beneficially own the Shares beneficially owned by Enghouse. Enghouse and the Purchaser disclaim beneficial ownership of the Shares covered by the Tender and Voting Agreement, the Stock Option Agreement and the Purchaser Option. The aggregate number of Shares described in this Note (2) is 15,585,818, constituting 62.3% of the outstanding Shares.

(3) The total number of Shares shown for the Nixon Group is distributed among the following individuals and entities, who collectively comprise the Nixon
     Group: 1,020 shares owned by Geoffrey Nixon ("Mr. Nixon"); 559,600 shares owned by Mission Partners, LP, a Delaware limited partnership ("Mission"); 115,400 shares owned by Liberty Nominees Limited, a private New Zealand company ("Liberty"); 44,400 shares owned by Horizon Offshore, Ltd., a private Cayman Islands investment corporation ("Horizon"); 367,500 shares owned by Mayfair Capital Fund, LP, a Delaware limited partnership ("Mayfair"); 10,000 shares owned by MCM Associates, Ltd., a Delaware corporation ("MCM"); 10,000 shares owned by MCM Profit Sharing Plan -- DLJSC -- Custodian FBO Geoffrey Nixon, Trustee, a New York profit sharing plan ("PSP"). The address for Mr. Nixon and for each entity in the Nixon Group is: Mr. Geoffrey Nixon, c/o MCM Associates, Ltd., 11 West 42nd Street, 19th Floor, New York, NY 10036.

     Each member of the Nixon Group is the sole beneficial owner of the shares of Common Stock attributed to such entity, except as set forth herein. Mr. Nixon owns the 1,020 shares of Common Stock jointly with his wife. Mr. Nixon is the sole officer, director and shareholder of MCM. MCM, as the sole general partner of Mission, has sole voting and dispositive power over the shares of Common Stock owned by Mission. MCM, as the sole investment manager of an account established by Liberty, Horizon, and Equity, has sole voting and dispositive power over the shares of Common Stock owned by Liberty, Horizon, and Equity. Mr. Nixon is the sole management and principal member of MCM Capital Management, LLC (the "LLC"). The other member of the LLC is Mr. Nixon's wife. LLC, as the sole general partner of Mayfair, has sole voting and dispositive power over the shares of Common Stock owned by Mayfair. Mr. Nixon, as the sole trustee and beneficiary of PSP, has the sole voting and dispositive power over the shares of Common Stock owned by PSP. Mr. Nixon is a citizen of the country of New Zealand.

(4) Dimensional Fund Advisors Inc., a Delaware corporation ("Dimensional"), is a registered investment advisor. Dimensional is deemed to have beneficial ownership of 887,500 shares of Common Stock, all of which are held in portfolios for which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares of Common Stock. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(5) The T-Rowe Price Group is comprised of T-Rowe Price Associates, Inc., an investment advisor organized under the laws of Maryland, and T. Rowe Price Small-Cap Value Fund, Inc., an investment company organized under the laws of Maryland. T-Rowe Price Associates, Inc. has sole dispositive power over the shares of Common Stock, and T-Rowe Price Small-Cap Value Fund, Inc. has sole voting power of the shares of Common Stock. The address of the T-Rowe Price Group is 100 E. Pratt Street, Baltimore, Maryland 21202.

(6) Ralph A. Cusick, Jr. is an individual acquiring shares for investment purposes only. He has sole voting and dispositive powers over 580,000 shares and shared voting and dispositive powers over 70,000 shares held jointly with his wife, Jacquelin A. Cusick. Their address is 4815 Sumner Drive, Bethesda, MD 20816.

(7) Noro-Moseley Partners II, LP is an Atlanta-based venture capital firm. The address of Noro-Moseley Partners II, LP is c/o Noro-Moseley Partners, 4200 Northside Parkway N.W., Building 9, Atlanta, Georgia 30327. We obtained this information via telephone interview of Noro-Moseley Partners II, LP.

(8) Wynnefield Group is comprised of Wynnefield Partners Small Cap Value, LP, Wynnefield Small Cap Value Offshore Fund, Ltd., and Wynnefield Partners Small Cap Value, LP I ("Wynnefield Group"). Wynnefield Capital Management, LLC, a New York limited liability company, is the general partner of Wynnefield Partners Small Cap Value, LP and Wynnefield Partners Small Cap Value, LP I. Both limited partnerships are private investment companies organized under laws of the state Delaware. Nelson Obus and Joshua Landes are the managing members of Wynnefield Capital Management, LLC ("WCM") and the principal executive officers of Wynnefield Captial, Inc., the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd., a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Obus and Mr. Landes disclaim beneficial ownership of any shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to such shares for purposes of Sections 13(d) and 13(g). Mr. Obus and Mr. Landes by virtue of their status as the managing members of Wynnefield Capital Management, LLC and as the officers of Wynnefield Capital, Inc. have the power to vote and dispose of or to direct the vote and disposition of the shares owned by the Wynnefield Group. The business address of Mr. Obus, Mr. Landes, WCM, and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, 10123.

(9) The total number of shares of Common Stock shown for Mr. Carollo includes 222,800 shares subject to unexercised options, which were capable of exercise within 60 days following the Information Date.

(10) The total number of shares of Common Stock shown for Mr. Kaufman includes 6,314 shares held by MK GVD Fund. Mr. Kaufman is a general partner of MK GVD Management, the general partner of MK GVD Fund. The total also includes 10,000 shares held by Mr. Kaufman's spouse, and 9,520 shares subject to unexercised options, which were capable of exercise within 60 days following the Information Date. Mr. Kaufman's address is c/o MK GVD Fund, 2471 E. Bayshore Road, Suite 520, Palo Alto, California 94303.

(11) The total number of shares of Common Stock shown for Ms. Reid includes 33,800 shares subject to unexercised options, which were capable of exercise within 60 days following the Information Date.

(12) The total number of shares of Common Stock shown for Mr. Vatuone includes 37,000 shares subject to unexercised options, which were capable of exercise within 60 days following the Information Date.

(13) The total number of shares of Common Stock shown for Mr. Bruce includes 5,000 shares which are held by his wife. The total number of shares also reflects 18,280 shares subject to unexercised options, which were capable of exercise within 60 days following the Information Date.

(14) The total number of shares of Common Stock shown for Mr. Scharpf includes 14,400 shares subject to unexercised options, which were capable of exercise within 60 days following the Information Date.

(15) The total number of shares of Common Stock shown for Mr. Trompetter includes 15,100 shares subject to unexercised options, which were capable of exercise within 60 days following the Information Date.

(16) The total number of shares of Common Stock shown for all directors and Named Executive Officers as a group includes an aggregate of 350,900 shares subject to unexercised options, which were capable of exercise within 60 days following the Information Date.

     The address for Messrs. Carollo, Vatuone, Bruce, Scharpf and Trompetter, Ms. Reid and Ms. Jayne is c/o Syntellect Inc., 16610 N. Black Canyon Highway, Suite 100, Phoenix, Arizona 85053.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), requires our officers and directors and those persons who own more than 10% of our Common Stock to file reports of beneficial ownership and changes in such ownership with the SEC. Based solely upon a review of the copies of such forms furnished to us, or written representations from certain reporting persons that no Form 5 was required for such person, we believe that, during calendar year 2001, all officers and directors, and all persons who own more than 10% of our Common Stock complied with the applicable Section 16(a) filing requirements, except for transactions by the following persons which were reported in Forms 5 filed April 2, 2002, and which should have been reported before that date: Carol Reid (2 transactions), Timothy P. Vatuone (1 transaction) and Peter K. Trompetter (1 transaction).

                             EXECUTIVE COMPENSATION

     The table below sets forth information concerning the annual and long-term compensation for services rendered in all capacities to us during the fiscal years ended December 31, 2001, 2000, and 1999, by the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                          ANNUAL COMPENSATION               LONG TERM COMPENSATION
                                               -----------------------------------------   -------------------------
                                                                                           AWARDS OF
                                                                               OTHER       SECURITIES
                                                                               ANNUAL      UNDERLYING    ALL OTHER
                                                       SALARY               COMPENSATION    OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION                    YEAR     ($)      BONUS(1)       ($)          (#)(2)        ($)(3)
---------------------------                    ----   --------   --------   ------------   ----------   ------------
Anthony V. Carollo, Jr.(4)                     2001   $240,000   $27,740            0        50,000       $16,663
Chairman of the Board, Chief                   2000    240,000    87,810            0        30,000         6,860
Executive Officer and President                1999     26,461         0            0       350,000            46

Carol E. Reid(5)                               2001    160,000    19,535            0        20,000        13,497
Vice President of Marketing                    2000     83,558    31,448            0        80,000            30
                                               1999          0         0            0             0             0

James J. Scharpf(6)                            2001    117,340         0       13,608       100,000            60
Vice President of Sales, Americas              2000          0         0            0             0             0
                                               1999          0         0            0             0             0

Peter K. Trompetter(7)                         2001    132,000    11,228            0        25,000        11,098
Vice President of                              2000     80,048    23,588            0        35,000            35
Globalization and Education                    1999          0         0            0             0             0

Timothy P. Vatuone(8)                          2001    152,000    16,486            0        40,000        12,739
Vice President, Chief Financial                2000    126,269    61,833            0        80,000            55
Officer, Secretary and Treasurer               1999          0         0            0             0             0

---------------

(1) We calculate the bonus amount on an accrual basis. We made bonus payments to the individuals listed, which were earned in the fourth quarter of a year and paid in the first quarter of the subsequent year. In accordance with this method, we have restated the previously reported 2000 accrued and unpaid bonus earned by Mr. Vatuone to include it entirely in the year 2000.

(2) The amounts shown in this column represent numbers of shares of Common Stock underlying stock options granted pursuant to our Long-Term Incentive Plan.

(3) The amounts shown in this column for calendar year 2001 include the following:

                                            COMPANY PAYMENT OF                             COMPANY
                                                LONG-TERM             COMPANY          CONTRIBUTION TO
                                            DISABILITY AND OR     CONTRIBUTION TO     401(K) EXECUTIVE
                                              LIFE INSURANCE       401(K) PROFIT          DEFERRED
                                                 PREMIUMS           SHARING PLAN      COMPENSATION PLAN      TOTAL
    NAME                                           ($)                  ($)                  ($)              ($)
    ----                                    ------------------    ----------------    -----------------    ---------
    Mr. Carollo                                    $ 60                $6,800              $9,803           $16,663
    Ms. Reid                                        108                 6,800               6,589            13,497
    Mr. Scharpf                                      60                     0                   0                60
    Mr. Trompetter                                   60                 5,877               5,151            11,098
    Mr. Vatuone                                      60                 6,565               6,114            12,739

(4) Mr. Carollo joined us as Chairman of the Board, Chief Executive Officer and President on November 22, 1999.

(5) Ms. Reid joined us as Vice President of Marketing on June 12, 2000. She served as interim Vice President of Sales from February 2001 through April 2001.

(6) Mr. Scharpf joined us as Vice President of Sales, Americas on April 30,
    2001.

(7) Mr. Trompetter joined us as Vice President of Globalization and Education on May 11, 2000.

(8) Mr. Vatuone joined us as Chief Financial Officer, Vice President, Secretary, and Treasurer on February 14, 2000.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning the grants of stock options to the Named Executive Officers in connection with our Long-Term Incentive Plan during the fiscal year ended December 31, 2001. We did not grant any Stock Appreciation Rights ("SARs") during calendar year 2001.

                                              INDIVIDUAL GRANTS(1)
                            --------------------------------------------------------    POTENTIAL REALIZABLE
                            NUMBER OF                                                     VALUE AT ASSUMED
                            SECURITIES    PERCENT OF                                   ANNUAL RATES OF STOCK
                            UNDERLYING   TOTAL OPTIONS                                 PRICE APPRECIATION FOR
                             OPTIONS      GRANTED TO     EXERCISE PRICE                    OPTION TERM(3)
                             GRANTED     EMPLOYEES IN      PER SHARE      EXPIRATION   ----------------------
NAME                          (#)(2)      FISCAL YEAR      ($/SHARE)         DATE       5% ($)      10% ($)
----                        ----------   -------------   --------------   ----------   ---------   ----------
Anthony V. Carollo, Jr.       50,000          8.2%           $1.57         11/13/11     $43,279     $106,599
Carol E. Reid                 15,000          2.5%            1.57         11/13/11      12,984       31,980
                               5,000          0.8%            2.73         06/14/11       7,526       18,536
                              20,000          3.3%                                       20,509       50,516
James J. Scharpf              40,000          6.6%            1.57         11/13/11      34,623       85,279
                              60,000          9.8%            2.03         04/30/11      67,152      165,398
                             100,000         16.4%                                      101,775      250,677
Peter K. Trompetter           20,000          3.3%            1.57         11/13/11      17,312       42,640
                               5,000          0.8%            2.73         06/14/11       7,526       18,536
                              25,000          4.1%                                       24,837       61,176
Timothy P. Vatuone            35,000          5.8%            1.57         11/13/11      30,295       74,619
                               5,000          0.8%            2.73         06/14/11       7,526       18,536
                              40,000          6.6%                                       37,821       93,155

---------------

(1) We granted all options with an exercise price equal to the fair market value of the Common Stock (the closing price on The Nasdaq Stock Market, as reported in The Wall Street Journal) on the date of grant. The exercise price and tax withholding obligations related to exercise can be paid by delivery of already owned shares or by offset of the underlying shares, subject to certain conditions.

(2) Options granted in calendar year 2001 are exercisable commencing one year from the date of grant, at which time 24% of the shares of Common Stock, subject to the options, vests and may be acquired upon exercise. Thereafter, an additional 2% of the shares of Common Stock, subject to the options, vests per month until the options are fully vested.

(3) The potential realizable value is reported net of the option exercise price, but before taxes associated with exercise. We base these values upon certain assumed rates of appreciation of the market price of our Common Stock. Actual realizable value, if any, on the exercise of the stock option is dependent on the future performance of our Common Stock, as well as on the option holder's continued employment with us throughout the vesting period. The amounts reflected in this table will not necessarily be achieved.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

     The following table sets forth information concerning the fiscal year end value of unexercised options held by the Named Executive Officers.

                                                             NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS AT
                                                         OPTIONS AT FISCAL YEAR END #      FISCAL YEAR END ($)(1)
                       SHARES ACQUIRED       VALUE       -----------------------------   ---------------------------
                       ON EXERCISE (#)    REALIZED ($)   EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
                       ----------------   ------------   ------------   --------------   -----------   -------------
Anthony V. Carollo,
  Jr.                         0                0           $183,800        $237,200       $332,672       $468,984
Carol E. Reid                 0                0             25,800          74,200        142,922        330,996
James J. Scharpf              0                0                  0         100,000              0        184,600
Peter K. Trompetter           0                0             11,600          48,400         59,641        164,315
Timothy P. Vatuone            0                0             29,000          91,000        138,572        312,996

---------------

(1) We consider options "in-the-money" if the fair market value of the underlying securities exceeds the exercise price of the options on the specified date. The amounts shown in these columns represent the difference between the closing price of our Common Stock on December 31, 2001 of $1.90 and the exercise price of the options. In those instances where the exercise price of the options exceeds the fair market value, no value has been reported.

                         STOCK PRICE PERFORMANCE GRAPH

     The graph below compares the cumulative total return on our Common Stock with The Nasdaq Stock Market Index (comprised solely of U.S. companies) and an index consisting of Nasdaq Telecommunications Stocks (comprised of U.S. and foreign companies) for the period from December 31, 1996 to December 31, 2001. The comparison assumes that $100 was invested on December 31, 1996 in our Common Stock and in each of the comparison indices and assumes reinvestment of dividends.

                                      LOGO

                                           12/31/96   12/31/97   12/31/98   12/31/99   12/29/00   12/31/01
                                           --------   --------   --------   --------   --------   --------
Syntellect Inc.                              $100       $ 44       $ 61       $ 73       $ 88       $ 46
NASDAQ Composite                             $100       $122       $170       $315       $191       $151
NASDAQ Telecommunications Stocks             $100       $142       $232       $470       $215       $ 63

         BOARD OF DIRECTORS MEETINGS, COMPENSATION AND AUDIT COMMITTEES

     During the fiscal year ended December 31, 2001, our Board of Directors met on six occasions. Each of our directors attended more that 75% of the meetings of the Board of Directors and the meetings held by committees of the Board of Directors on which they served.

     We pay our directors, who are not officers or employees, $1,500 for attendance at regular meetings of the Board of Directors, $200 for participation in telephonic meetings of the Board of Directors, and $200 for attendance at or participation by telephone meetings of committees of the Board of Directors of which they are members. In addition, non-employee directors also receive an annual retainer of $5,000 for their service. We reimburse non-employee directors for reasonable out-of-pocket expenses incurred in connection with their attendance at each meeting of the Board of Directors and committee meetings of the Board of Directors. Pursuant to our Nonemployee Director Stock Plan, non-employee directors receive (i) a one-time grant of options to purchase 10,000 shares of Common Stock on the third business day after the non-employee director is first elected or appointed to the Board of Directors and (ii) an annual grant of options to purchase 5,000 shares of Common Stock on each June 1 thereafter. A non-employee director must be a member of the Board of Directors on the relevant June 1 in order to receive the annual grant of options for that year.

     The Board of Directors maintains a standing Compensation Committee and a standing Audit Committee. The Compensation Committee, which met once during calendar year 2001, reviews all aspects of compensation of our executive officers and approves or makes recommendations on such matters to the Board of Directors. The primary duties of the Audit Committee, which met four times during calendar year 2001, are to serve as an independent and objective party to monitor our financial reporting process and internal control system; review and assess the audit efforts of our independent auditors and determine the need for an internal auditing department; and to act as a liaison to, and foster open communications among, the independent auditors, financial and senior management, and the Board of Directors. The Board of Directors has adopted a written charter for the Audit Committee.

     We do not maintain a standing nominating committee or other committee performing similar functions.

                BOARD OF DIRECTORS COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

     Our executive compensation program was administered in calendar year 2001 by a two-member Compensation Committee of the Board of Directors (the "Compensation Committee"). The members of the Compensation Committee as of March 20, 2002, neither of whom are Syntellect employees, have furnished the following report on executive compensation:

To:    The Board of Directors of Syntellect Inc.
Date:  March 20, 2002

EXECUTIVE COMPENSATION POLICIES

OVERVIEW. The Company compensates its executives through a combination of short-term and long-term compensation programs. The principal components of executive compensation are base salary, an annual bonus program, and stock-based compensation incentives. In the case of sales personnel, the annual bonus program is replaced with a sales commission plan. The Compensation Committee believes that this balanced approach to compensation helps the Company attract and retain senior executives and rewards executives for their collective and individual contribution to the leadership and the short-term and long-term growth and profitability of the Company.

BASE SALARY. The foundation of the Company's executive compensation package is base salary. Each executive receives a base salary, which when aggregated with the executive's maximum bonus amount or potential sales commissions is intended to be commensurate with his or her responsibilities and level of performance and to be competitive with similarly situated executives in the telecommunications industry. Among the elements that the Compensation Committee considers in setting an executive's base annual salary are: (i) the executive's position relative to other executives in the Company, (ii) any promotions achieved or changes in responsibility, (iii) the achievement of performance objectives set by the Compensation Committee, and (iv) compensation information provided by independent surveys and outside consultants relating to the compensation of similarly situated executives in the telecommunications industry.

ANNUAL BONUS PROGRAM. The second aspect of the Company's executive compensation package is the annual bonus. Over the past several years, the Company has established an annual bonus program for its executive officers at the beginning of each fiscal year. Under this program, the Compensation Committee sets a target bonus amount for each executive, which is tied to achievement of certain financial performance objectives that relate directly to the Company's operating plan for the year. The Board of Directors also approves this program. The amount of the annual bonus varies with the position and the role of the executive within the Company. In addition, special bonuses may be awarded to an executive for any reason that the Board of Directors or the Committee deems appropriate.

STOCK-BASED COMPENSATION INCENTIVES. The third aspect of the Company's executive compensation package is stock-based compensation incentives or stock options. The Committee believes that executives with an equity stake in the Company will have interests that are more closely aligned with the interests of the Company's stockholders and that these interests will encourage them to remain with the Company. Toward this end, the Committee grants options to Company executives from time to time. Historically, all options granted have had exercise prices set at the fair market value of the Company's Common Stock on the date of grant, as determined by the closing price of the Common Stock on The Nasdaq Stock Market.

     In selecting recipients and the number of options granted in 2001, the Committee looked to several criteria, including (i) options granted to executives at other technology companies, (ii) options granted to other executives within the Company, (iii) the individual executive's specific role and performance with the Company, and (iv) the Company's overall performance.

CEO COMPENSATION. Anthony V. Carollo, Jr. is President, CEO and Chairman of the Board of Directors. The Compensation Committee reviews Mr. Carollo's compensation annually using the same criteria and policies applied to other executive officers. During 2001, Mr. Carollo received $240,000 in base salary, a bonus of $40,095 and an award of options to acquire 50,000 shares of Common Stock. The Compensation

Committee based Mr. Carollo's total compensation on a variety of factors, including his leadership skills, the increasing scope and responsibility of the CEO office, and comparisons of CEO compensation levels for companies of similar size and maturity.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. The Committee is comprised of outside directors, none of whom have any interlocking relationships with the Company.

     COMPLIANCE WITH SECTION 162(M) OF THE INTERNAL REVENUE CODE. Section 162(m) of the Internal Revenue Code, as amended, generally limits to $1 million the deduction that can be claimed by any publicly held corporation for compensation paid to any "covered employee" in any taxable year beginning after December 31, 1993. The term "covered employee" for this purpose is defined generally as the Chief Executive Officer and the four highest-paid employees of the corporation.

     Performance-based compensation is outside the scope of the $1 million limitation and, hence, generally can be deducted by a publicly held corporation without regard to amount; provided that, among other requirements, such compensation is approved by stockholders. The Committee currently does not anticipate that any executive will exceed the $1 million limit. It is the policy of the Company to comply with Section 162(m), and the Company will continue to do so to the extent such compliance is consistent with the best interests of the Company's stockholders. The Committee will continue to review the impact of this tax code section and make appropriate recommendations to the Company's stockholders in the future.

     EMPLOYMENT AGREEMENTS. Pursuant to a Separation Agreement and General Release between Mr. Coleman and the Company dated October 31, 2001, the Company terminated Mr. Coleman's executive employment. Under that agreement, the Company agreed to pay Mr. Coleman the following: (1) a semi-monthly payment, which declines in amount, on each regularly-scheduled Company payday, totaling $88,000, less applicable withholding taxes and deductions, through September 30, 2002; (2) the balance of his accrued, unused paid time off as of October 31, 2001; and (3) all current benefit programs through September 30, 2002. Mr. Coleman's stock options will continue to vest until September 30, 2002, at which time he is entitled to 90 days to exercise his vested options. Mr. Coleman released all claims he might have against the Company.

     The Company has no employment agreements or change-in-control arrangements with any executive officers. This report is respectfully submitted by Michael R. Bruce and William P. Conlin, the Board of Directors Compensation Committee members during calendar year 2001.

                                            COMPENSATION COMMITTEE,

                                            Michael R. Bruce
                                            William P. Conlin

                   BOARD OF DIRECTORS AUDIT COMMITTEE REPORT

     The three-member Audit Committee of the Company's Board of Directors (the "Audit Committee"), comprised as of March 20, 2002, of Michael D. Kaufman, Michael R. Bruce and William P. Conlin, has furnished the following report:

To:  The Board of Directors of Syntellect Inc.
Date: March 20, 2002

     The Audit Committee has reviewed and discussed the audited financial statements with the Company's management and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as in effect on the date the audit was completed.

     In addition, the Audit Committee has discussed with the independent auditors the independent auditors' independence from the Company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, as in effect on the date the audit was completed. The Audit Committee has received the written disclosures and a letter from the independent auditors required by Independence Standards Board Standard No. 1, as in effect on the date the audit was completed.

     Based on the review and discussions referenced above, the Audit Committee determined that the non-audit services provided by KPMG LLP are compatible with maintaining auditor's independence. It appears that none of the time devoted by KPMG LLP on its engagement to audit the Company's financial statements for the year ended December 31, 2001 is attributable to work performed by persons other than KPMG LLP employees.

     The Audit Committee further determined that the independent accountants are independent from the Company, and its management and recommends to the Board of Directors that the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the last fiscal year as filed with the Securities and Exchange Commission be ratified by the Board.

     Each of the undersigned members of the Audit Committee is an independent director within the meaning of Rule 4200(a)(14) of the NASDAQ Marketplace Rules.

                                            RESPECTFULLY SUBMITTED,

                                            Michael D. Kaufman
                                            Michael R. Bruce
                                            William P. Conlin

     CHANGE OF CONTROL AGREEMENTS. As of August 16, 2002, Syntellect entered into certain agreements with Anthony V. Carollo, Jr., Timothy P. Vatuone, Peter Trompetter, Charles F. Sonneborn III, and Steven W. Dodenhoff (the "Change of Control Agreements"). All of the Change of Control Agreements provide that if the employee is terminated or experiences a Constructive Termination (defined to include a nonconsensual assignment to employee of a status, title, position, duties, geographic location, compensation, or responsibilities (including reporting responsibilities) that are materially different from the employee's status, title, position, duties, geographic location, compensation, or responsibilities (including reporting responsibilities) immediately prior to the time of any Change of Control (as defined in the agreements) or which constitute a diminishment in the employee's status, title, position, duties, compensation or responsibilities from those in effect prior to the effective date of a Change of Control) within 12 months after the effective date of a Change of Control, the employee is entitled to (a) receive an amount equal to the Severance Amount within 10 business days after the termination of employment, (b) medical and other insurance coverage at a level and to the extent required by the Consolidated Omnibus Budget Reconciliation Act of 1986 at the employee's cost, and (c) full and immediate vesting of any outstanding unvested options held by such employee as of the date of termination.

     For purposes of the Change of Control Agreements, Change of Control is defined to mean each of the following: (i) any consolidation or merger in which Syntellect is not the continuing or surviving entity, or pursuant to which Syntellect's capital stock would be converted into cash, securities or other property, other than a merger in which the holders of Syntellect's capital stock immediately prior to the merger have the same proportionate ownership of beneficial interest of common stock or other voting securities of the surviving entity immediately after the merger; (ii) the consummation of any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of assets or earning power aggregating more than 40% of the assets or earning power of Syntellect and its subsidiaries (taken as a whole); (iii) any approval by Syntellect's stockholders of any plan or proposal for the liquidation or dissolution of Syntellect; (iv) any event or circumstance in which any person shall become the beneficial owner of 20% or more of Syntellect's outstanding capital stock, unless such person is an employee benefit plan of Syntellect or any subsidiary of Syntellect, or any entity holding shares of capital stock of Syntellect for or pursuant to the terms of any such employee benefit plan in its role as an agent or trustee for such plan; or (v) if, during any period of two consecutive years, individuals who at the beginning of such period constitute Syntellect's board of directors shall fail to constitute a majority thereof, unless the election, or the nomination for election by Syntellect's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period. The Merger will constitute a Change of Control for purposes of the Change of Control Agreements.

     The term Severance Amount is defined with respect to each individual employee, and differs as among the employees. The Severance Amount for each of Messrs. Carollo, Vatuone and Sonneborn, is defined as an amount equal to (i) 50% of the greater of (a) his gross annual salary prior to any salary reductions adopted during 2002, and (b) his current gross annual salary as of the date of termination or Constructive Termination, plus (ii) 50% of his targeted annual bonus amount for the year in which his employment is terminated, plus (iii) any unpaid fringe benefits, deferred amounts, and bonus sums that he may have earned on or prior to the date of termination or Constructive Termination, plus (iv) an amount equal to the total of the current medical and dental insurance premiums which would be paid on his behalf for the six (6) month period following termination or Constructive Termination, or in lieu of such amount, agreement to maintain his current medical and dental insurance policies or medical and dental insurance policies substantially similar to such policies for a period of six
(6) months following termination or Constructive Termination.

     Mr. Trompetter's Severance Amount is defined as an amount equal to (i) 25% of the greater of (a) his gross annual salary prior to any salary reductions adopted during 2002, and (b) his current gross annual salary as of the date of termination or Constructive Termination, plus (ii) 25% of his targeted annual bonus amount for the year in which his employment is terminated, plus (iii) any unpaid fringe benefits, deferred amounts, and bonus sums that he may have earned on or prior to the date of termination or Constructive Termination, plus (iv) an amount equal to the total of the current medical and dental insurance premiums which would be paid on his behalf for the six (6) month period following termination or Constructive Termination, or in lieu of such amount, agreement to maintain his current medical and dental insurance policies or medical and dental insurance policies substantially similar to such policies for a period of six
(6) months following termination or Constructive Termination.

     Mr. Dodenhoff's Severance Amount is defined as an amount equal to (i) 75% of the greater of (a) his gross annual salary prior to any salary reductions adopted during 2002, and (b) his current gross annual salary as of the date of termination or Constructive Termination, plus (ii) 75% of his targeted annual bonus amount for the year in which his employment is terminated, plus (iii) any unpaid fringe benefits, deferred amounts, and bonus sums that he may have earned on or prior to the date of termination or Constructive Termination, plus (iv) an amount equal to the total of the current medical and dental insurance premiums which would be paid on his behalf for the six (6) month period following termination or Constructive Termination, or in lieu of such amount, agreement to maintain his current medical and dental insurance policies or medical and dental insurance policies substantially similar to such policies for a period of six
(6) months following termination or Constructive Termination.

     INDEMNITY AGREEMENTS. As of August 6, 2002, Syntellect entered into certain Indemnification Agreements with each of its directors, in which Syntellect agrees to indemnify the directors if any of them was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of Syntellect) relating to his service in any capacity with respect to Syntellect, against all expenses and liabilities actually and reasonably incurred in connection with such proceeding, if he acted (i) in good faith and (ii) in a manner reasonably believed to be in or not opposed to the best interests of Syntellect and, with respect to any criminal action or proceeding, he had no reasonable cause to believe that his conduct was unlawful. With respect to proceedings by or in the right of Syntellect, indemnity is provided against expenses and liabilities actually and reasonably incurred by him or on his behalf in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Syntellect, except that if applicable law so provides, no indemnification against such expenses shall be made in respect of any claim, issue or matter in such proceeding as to which he shall have been adjudged to be liable to Syntellect unless and to the extent that the court in which such proceeding shall have been brought or is pending shall determine that such indemnification may be made.

     No director shall be entitled to indemnification with respect to any proceeding brought by him against Syntellect unless Syntellect has consented to the initiation of such proceeding, except counterclaims or affirmative defenses asserted by an indemnitee in an action brought against him.

     In addition, Syntellect shall not be obligated to indemnify or hold harmless any indemnitee if and to the extent that: (i) such indemnification shall be prohibited by applicable law; (ii) payment in connection with a proceeding is actually and unqualifiedly made to such indemnitee under an insurance policy or otherwise; (iii) a claim in a proceeding is decided adversely to the indemnitee based upon or attributable to such indemnitee gaining in fact any personal profit or advantage to which he was not legally entitled; or (iv) the indemnifiable event constituted or arose out of the indemnitee's knowingly fraudulent or dishonest or willful misconduct or gross negligence.

                                                                     SCHEDULE II

ALLIANT PARTNERS
A SILICON VALLEY BANCSHARES CO.
435 TASSO STREET, THIRD FLOOR
PALO ALTO, CALIFORNIA 94301
Telephone 650 325 1541
Facsimile 650 325 7692
www.alliant.com

PERSONAL & CONFIDENTIAL

November 5, 2002

Board of Directors
Syntellect Inc.
16610 N. Black Canyon Hwy., Suite 100
Phoenix, AZ 85053

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, of the Consideration to be received in the Offer and the Merger (each as defined below) by the common stockholders of Syntellect Inc. ("Syntellect" or the "Company"). As contemplated by the Agreement and Plan of Merger (the "Agreement") dated as of November 5, 2002, (1) a subsidiary of Enghouse Systems Limited ("Enghouse") will commence a tender offer (the "Offer") to purchase all outstanding shares of common stock, $0.01 par value (the "Shares"), of the Company for $0.72 per Share in cash (the "Consideration") and (2) following the Offer, such subsidiary will merge with the Company (the "Merger") and each Share (other than Shares owned by Enghouse or any subsidiary and Shares held by any holders properly exercising appraisal rights under Delaware law) will be converted into the right to receive the Consideration, all upon the terms and subject to the conditions of the Agreement.

     For purposes of the opinion set forth herein, we have:

     (a) Discussed the past and current operations, financial condition and prospects for Syntellect with senior executives of Syntellect and Enghouse;

     (b) Discussed with the senior executives of Syntellect and Enghouse the objectives of the Merger;

     (c) Reviewed certain internal financial statements and other financial and operating data concerning Syntellect prepared by Syntellect management;

     (d) Reviewed public financial statements and other information concerning Syntellect;

     (e) Analyzed certain financial projections for Syntellect prepared by Syntellect management;

     (f) Compared the financial performance of Syntellect with that of certain other comparable publicly-traded companies and the prices paid for securities of those publicly-traded companies;

     (g) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions of companies comparable to Syntellect;

     (h) Assessed Syntellect's value using a discounted cash flow analysis of projected future cash flows;

     (i) Reviewed the Agreement and certain related documents and discussed the proposed terms of the Merger with senior executives of Syntellect and Enghouse; and

     (j) Performed such other analyses and considered such other factors as we have deemed appropriate.

     For the purposes of this opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us or discussed with us and have further relied upon the assurances of the management of Syntellect that they are not aware of any facts that would make any of such information inaccurate or misleading. With respect to the financial projections of Syntellect, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. The financial and other information regarding Syntellect reviewed by or discussed with Alliant Partners in connection with the rendering of this opinion was limited to information provided by Syntellect management and certain discussions with both Syntellect and Enghouse regarding the Company's financial condition and future prospects as well as the strategic objectives of the Merger. In addition, we have assumed that the Merger will be consummated in a timely fashion in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of Syntellect, nor have we been furnished with any such appraisals. Our opinion is necessarily based on the economic, market and other conditions in effect on, and the information made available to us as of, the date hereof.

     Our opinion addresses only the fairness of the consideration to be received by the common stockholders, from a financial point of view, and we do not express any views on any other terms of the proposed Merger or the business or economic bases underlying the Agreement. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company or the allocation, nor does it address the underlying business decision of the Company to proceed with the Merger. Alliant Partners' advisory services and this opinion are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement. This opinion does not constitute a recommendation as to how any holder of Company shares should vote with respect to such transaction.

     Alliant Partners has acted as financial advisor to the Board of Directors of the Company and will receive a fee in connection with this transaction as well as for the delivery of this opinion.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received in the Offer and the Merger by Syntellect's stockholders is fair to Syntellect's stockholders from a financial point of view.

Very truly yours,

/s/ Alliant Partners
------------------------------------------
Alliant Partners

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
  (a)(1)       Offer to Purchase, dated November 13, 2002, incorporated by reference to the Schedule TO filed by Enghouse Systems
               Limited on November 13, 2002 (the "Schedule TO").
  (a)(2)       Letter of Transmittal, incorporated by reference to the
               Schedule TO.
  (a)(3)       Press release of Enghouse and Syntellect issued on November
               6, 2002 incorporated by reference to Schedule 14D-9C filed by Syntellect with the Securities and Exchange Commission on
               November 6, 2002.
  (a)(4)       Letter to Stockholders of Syntellect dated November 13,
               2002*
  (e)(1)       Agreement and Plan of Merger, dated as of November 5, 2002, incorporated by reference to the Schedule TO.
  (e)(2)       Tender and Voting Agreement, dated as of November 5, 2002, incorporated by reference to the Schedule TO.
  (e)(3)       Stock Option Agreement, dated as of November 5, 2002,
               incorporated by reference to the Schedule TO.
  (e)(4)       Change of Control Agreement, dated as of August 16, 2002,
               with Anthony V. Carollo, Jr.
  (e)(5)       Change of Control Agreement, dated as of August 16, 2002,
               with Timothy P. Vatuone.
  (e)(6)       Change of Control Agreement, dated as of August 16, 2002,
               with Peter Trompetter.
  (e)(7)       Change of Control Agreement, dated as of August 16, 2002,
               with Charles F. Sonneborn III.
  (e)(8)       Change of Control Agreement, dated as of August 16, 2002,
               with Steven W. Dodenhoff.
  (e)(9)       Form of Indemnification Agreement, dated as of August 29,
               2002.
  (e)(10)      Opinion of Alliant Partners, dated November 5, 2002,
               included as Schedule II to this Schedule 14D-9 and
               incorporated herein by reference*.

---------------

* Included in copies mailed to stockholders of Syntellect.